UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9
(Amendment No. 1)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

TB Wood’s Corporation
(Name of Subject Company)
TB Wood’s Corporation
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Classes of Securities)
872226105
(CUSIP Number of Classes of Securities)

Joseph C. Horvath
Chief Financial Officer
TB Wood’s Corporation
440 North Fifth Avenue
Chambersburg, Pennsylvania 17201
(717) 264-7161

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
On Behalf of the Person(s) Filing)
Copy to:
David E. Schulman, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006
(202) 261-3300

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 9. Exhibits.
SIGNATURES
EX-2.1 AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

               This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by TB Wood’s Corporation, a Delaware corporation (“TB Wood’s”), on March 5, 2007 (as previously filed with the Securities and Exchange Commission (the “SEC”), the “Schedule 14D-9”), relating to the cash tender offer made by Forest Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Altra Holdings, Inc., a Delaware corporation (“Altra”), to purchase all of the outstanding shares of TB Wood’s common stock at a cash purchase price of $24.80 per share as set forth in a Tender Offer Statement filed by Purchaser and Altra on Schedule TO, dated March 5, 2007 (as previously filed with the SEC, the “Schedule TO”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2007, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9. All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 1, except that such information is hereby amended to the extent specifically provided herein.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
               Item 3 is hereby amended and supplemented by adding the following text under “(b) Arrangements with Altra and Purchaser — Merger Agreement”.
               On March 11, 2007, TB Wood’s, Altra and Purchaser agreed to a technical amendment to the Merger Agreement (“Amendment No. 1 to the Merger Agreement”) to permit Altra and Purchaser to exercise the top-up option (the “Top-Up Option”) contained in the Merger Agreement at the time that shares of TB Wood’s common stock are accepted for tender rather than following the closing of the tender offer. The Top-Up Option permits, but does not require, Altra and Purchaser to purchase, at a price per share equal to $24.80, a number of additional shares of TB Wood’s common stock sufficient to cause Altra and Purchaser to own one share more than 90% of the shares of the common stock of TB Wood’s then outstanding, taking into account those shares issued upon the exercise of the Top-Up Option. The exercise of the Top-Up Option is conditioned upon more than 80% of the issued and outstanding shares of TB Wood’s common stock having been validly tendered and not withdrawn. In addition, the number of shares of TB Wood’s common stock to be purchased by Altra and Purchaser upon the exercise of the Top-Up Option may not exceed 19.9% of the shares of TB Wood’s common stock outstanding on the date of the Merger Agreement. Amendment No. 1 to the Merger Agreement is incorporated by reference herein, and the foregoing summary and description are qualified in their entirety by reference to such Amendment.
Item 9.   Exhibits.
               The following exhibits are filed as part of this report.

(e)(8)	Amendment No. 1 to the Agreement and Plan of Merger among Altra Holdings, Inc., Forest Acquisition Corporation and TB Wood’s Corporation, dated as of March 11, 2007

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

TB WOOD’S CORPORATION
By:	/s/ Joseph C. Horvath
	Name:	Joseph C. Horvath
	Title:	Chief Financial Officer

Date: March 13, 2007

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